                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October , 2000



                             FANTOM TECHNOLOGIES INC.
                            -------------------------
                 (Translation of registrant's name into English)


                                1110 Hansler Road
                         Welland, Ontario, Canada L3B 5S1
                        --------------------------------
                    (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F                           Form 40-F   X
                          ------                            --------

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                    No       X
                      -------                               --------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-___________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     FANTOM TECHNOLOGIES INC.



Date:  October 26, 2000                      by: /s/ Walter J. Palmer
                                                     ----------------
                                                     Walter J. Palmer
                                                     Secretary

                                    Item List



     1.   Press release dated October 25, 2000
c6859
r f BC-Fantom-Q1-results   10-25 0952

     News release via Canada NewsWire, Toronto 416-863-9350 -ME-

     Attention Business/Financial Editors:

     /\First Quarter Results Reported By Fantom Technologies Inc.@

     - Also Announce Licensing Initiative and Declare Dividend


     TORONTO, Oct. 25 /CNW/ - First quarter results were announced today by Fantom Technologies Inc. (NASDAQ: FTMTF; TSE: FTM). For the three months ended September 30, 2000 the Company recorded a net loss of $0.2 million or $0.03 per share (based on 9,130,408 shares outstanding) compared with net income of $3.4 million or $0.38 per share (based on 9,046,119 shares outstanding) for the year-earlier period. Sales were $49.7 million compared with $57.0 million for the year-earlier period.
     The Company indicated that its gross margin declined to 24.6% in Q1 of fiscal 2001 from 37.3% in Q1 of fiscal 2000 due to competitive pressures on pricing and $7.1 million of sales of refurbished vacuum cleaners that were recorded at cost. The sales of refurbished goods were transacted for a combination of cash and barter credits.

     Commenting on the Company's results, Fantom Technologies' President & CEO Allan Millman said, "Our dual-cyclonic floor-care business recorded a small profit during the quarter. To strengthen our core business in the face of intense competitive activity within the bagless segment of the vacuum-cleaner market, we are aggressively reducing costs and repositioning retail price points. We also plan to introduce a fresh, new look, and incorporate additional features in our product line, in the first half of calendar 2001.

     "Importantly, we are continuing to invest in developing new technologies and 'next-generation' products to fuel our future growth. Our innovative CALYPSO(TM) Microbiological Water Processor is scheduled for introduction in upcoming months, and our full-performance wireless vacuum is planned for launch around mid-year calendar 2001. In addition, work is progressing on our universal thermal energy cell which is designed to act as a heat pump, converting electrical energy for heating or cooling, or as an electrical generator fed by solar energy or fossil fuels."

The Company also announced today that it has signed a letter of intent with Matsushita Seiko Co., Ltd. of Japan to license Matsushita Seiko to manufacture and market Fantom's CALYPSO(TM) Microbiological Water Processor in the Far East and to utilize Fantom's ozone technology in humidifiers in the Far East. The license is subject to further evaluation of the CALYPSO(TM) product and ozone technology by Matsushita Seiko and completion of a definitive agreement.

     Fantom Technologies further announced today that its Board of Directors declared a quarterly cash dividend of 5 cents per share payable on January 1, 2001 to shareholders of record at the close of business on November 30, 2000.

     About Fantom Technologies

     Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. Fantom has changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, eighty-six utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. Of these, twenty-three have already been allowed by the United States patent office.

     For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

     The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "plan", "scheduled", "designed" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

     --------------------------------------------------------------------
                        Consolidated Statements of Income
     --------------------------------------------------------------------
                                             Three Months Ended
     --------------------------------------------------------------------
          September 30                  2000                     1999
     --------------------------------------------------------------------
     Sales                           $49,676,554              $57,044,537
     --------------------------------------------------------------------
     Cost of Goods Sold              $37,461,449              $35,764,199
     --------------------------------------------------------------------
     Gross Margin                    $12,215,105              $21,280,338
     --------------------------------------------------------------------
     Selling, General &
     Administrative                  $11,805,309              $15,155,355
     --------------------------------------------------------------------
     Research and Development           $586,143                 $784,374
     --------------------------------------------------------------------
     Finance Charges                    $213,951                ($64,921)
     --------------------------------------------------------------------
     Income (Loss) Before Taxes        ($390,298)              $5,405,530
     --------------------------------------------------------------------
     Tax Provisions                    ($150,483)              $2,000,000
     --------------------------------------------------------------------
     Net Income (Loss)                 ($239,815)              $3,405,530
     --------------------------------------------------------------------
     Earnings Per Share (Basic)           ($0.03)                   $0.38
     --------------------------------------------------------------------
     Average No. of Shares
     Outstanding                        9,130,408               9,046,119
     --------------------------------------------------------------------
     Earnings Per Share (Fully-
     Diluted)                                 $ -                   $0.36
     --------------------------------------------------------------------

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

     --------------------------------------------------------------------
                           Consolidated Balance Sheets
     --------------------------------------------------------------------
          September 30                       2000              1999
     --------------------------------------------------------------------
     Cash                                     $ 0           $   7,513,003
     --------------------------------------------------------------------
     Other Current Assets           $  63,581,833           $  64,475,695
     --------------------------------------------------------------------
     Deferred Development Costs,
     Net of Amortization            $   4,465,119           $   2,128,044
     --------------------------------------------------------------------
     Other Assets                   $   7,174,044           $   1,842,400
     --------------------------------------------------------------------
     Property, Plant & Equipment
     at Cost                        $  48,433,980           $  38,731,211
     --------------------------------------------------------------------
     Less Accumulated Depreciation ($ 11,711,410)          ($  8,369,311)
     --------------------------------------------------------------------
     Net Fixed Assets               $  36,722,570           $  30,361,900
     --------------------------------------------------------------------
     Total Assets                   $ 111,943,566           $ 106,321,042
     --------------------------------------------------------------------
     Bank Indebtedness              $  13,137,307                      $0
     --------------------------------------------------------------------
     Other Current Liabilities      $  31,395,000           $  38,500,057
     --------------------------------------------------------------------
     Future Income Taxes            $   7,545,200           $   3,632,564
     --------------------------------------------------------------------
     Long-Term Deferred Currency-Hedging
     Exchange Gains                            $0           $   1,451,573
     --------------------------------------------------------------------
     Other Liabilities              $     220,000           $      43,000
     --------------------------------------------------------------------
     Share Capital                  $  28,988,827           $  28,623,308
     --------------------------------------------------------------------
     Retained Earnings              $  30,657,232           $  34,070,540
     --------------------------------------------------------------------
     Total Liabilities &            $ 111,943,566           $ 106,321,042
     Shareholders' Equity
     --------------------------------------------------------------------

        %SEDAR: 00001906E
             -0-                           10/25/2000
     /For further information: please contact: Allan Millman, President & CEO
(416) 622-9740, Ext. 232; Steve Doorey, Vice President, CFO, (905) 734-7476,
Ext. 281/
        (FTM. FTMTF)

CO:  Fantom Technologies Inc.

ST:  Ontario
IN:
SU:  ERN

             -30-

CNW 18:55e 25-OCT-00